SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 22 July 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

22 July 2019

BT to move its HQ to new premises in London

BT has agreed the relocation of its global headquarters from the St Paul's area of London to a new site in the city's Aldgate area. The move forms an important part of 'The Better Workplace Programme', BT's three-to-five-year programme to improve and consolidate its workplaces across the UK.

As previously announced, BT has agreed the sale of BT Centre to Orion Capital Managers. The transaction includes an initial leaseback agreement of 30 months during which time BT will move to its new headquarters in Aldgate.

BT's new headquarters will be housed in a new fit-for-purpose building, developed and owned by Aldgate Developments, and will be adaptable to suit the business' changing needs.

"We've been headquartered in BT Centre for nearly 35 years and we've been looking for a building in central London that will be the home of BT for the next 35 or more. The 18 floors of our new headquarters will do just that," said Philip Jansen, Chief Executive of BT. "Between now and moving into the building we'll be working with architects, designers and - most importantly - our colleagues, to make sure it's the home the business wants and needs.

"The relocation of our global headquarters is a symbolic move but really it's the tip of the iceberg; we are currently embarking on one of the largest workplace transformation programmes the UK has ever seen. The Better Workplace Programme is going to take a lot of hard work but it will have a huge and positive impact on BT's working culture, our productivity and, ultimately, our ability to serve our customers."

BT's current offices in St Paul's were purpose-built and completed in 1985, one year after the company's privatisation. Since then, the immense changes within BT and technological advancements across the industry have left the building no longer fit-for-purpose. BT's deal with Orion Capital Managers and subsequent move to brand new offices in Aldgate will provide business continuity and the opportunity to significantly upgrade the current working environment.

Paul Molloy, Leasing Director for Aldgate Developments, said: "Aldgate Developments and our partners are delighted to welcome BT to One Braham for their new corporate headquarters. They could not have picked a more exciting and dynamic location in Central London.

"BT have recognised the quality that Aldgate Developments and our world class team deliver in our buildings. We look forward to bringing more offices to the market in London and Dublin in the near future, and to working with BT to make them very happy in their new home."

BT expects to complete the move to its new offices by the end of 2021 at which point the site in Aldgate, currently called One Braham, will be renamed.

-       Ends -

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 22 July 2019